82-4578

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	19 January, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

04012262

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

19 January, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Section 198 Notice Stock Exchange Announcement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

19 January 2004

Centrica plc

Centrica plc received on 19 January 2004 a notification dated 16 January 2004 stating that the holdings of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries (both being non-beneficial holders) and Mr E.C. Johnson 3rd (being a principal shareholder of FMR Corp. and Fidelity International Limited) in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
FMR Corp, Fidelity International Limited and Mr E.C. Johnson 3rd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	**2,555,941**
State Street Bank & Trust Company	**2,736,400**
Chase Nominees Limited	**21,050,059**
Mellon Bank	**589,758**
Sumitomo T&B	**376,100**
State Street Bank & Trust	**777,109**
State Street Nominees Ltd	**513,619**
HSBC	**1,799,900**
Northern Trust	**439,200**
Bank of New York London	**290,800**
Nortrust Nominees	**342,700**
Bank of New York	**621,900**
Morgan Stanley Trust Co. Nominees Limited Bank	**2,600**
Chase Manhatten Bank London	**28,456,298**
Chase Nominees Ltd	**8,116,000**
Mellon Bank	**821,249**
Citibank	**947,160**
HSBC	**1,235,900**
Bank of New York London	**640,900**
Chase Nominees Ltd	**3,583,100**
Northern Trust	**871,500**
Chase Nominees Ltd	**4,874,974**
Bank of New York London	**20,153,197**

HSBC	**22,709,585**
Chase Manhattan Bank London	**10,645,254**
Deutche Bank	**4,422,196**
Northern Trust	**7,201,965**
JP Morgan	**8,334,865**
Citibank	**94,925**
Mellon Nominees Ltd	**224,900**
State Street Nominees Ltd	**2,532,500**
Nortrust Nominees Ltd	**4,329,142**
Morgan Stanley	**1,770,900**
National Australia Bank	**44,300**
Bank of New York Brussels	**2,110,286**
PICG	**22,875**
State Street Bank & Trust	**3,288,435**
Chase Manhattan Bank AG Frankfurt	**411,301**
Brown Brothers Harriman	**81,300**
Northern Trust London	**595,947**
State Street Hong Kong	**28,700**
Brown Brothers Harriman Ltd LUX	**94,700**
Deutsche Bank AG, London	**132,868**

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 5 5/9 pence

10. Date of transaction
Not known

11. Date company informed
19 January 2004

12. Total holding following this notification
170,873,308

13. Total percentage holding of issued class following this notification
4.01

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
19 January 2004

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	19 January, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

18-JAN-04 09:31 FROM-CENTRICA Plc SECRETARIAT 01753-494019 T-425 P.01/03 F-365

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

19 January, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Ehwas LSE Final Stock Exchange Announcement
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

19 January 2004

Centrica to acquire further offshore assets

Centrica plc has today announced that its subsidiary Centrica Resources Limited has reached agreements with Chevron Texaco to acquire further offshore oil and gas assets for a total consideration, including the value of associated tax allowances, of £60.7 million.

The acquisitions will add around 280 million therms of gas and nine million barrels of oil to Centrica's portfolio, with a further development option to significantly boost reserves. Additional investment to complete this development by 2007 would provide around a further 600 million therms of gas and nine million barrels of oil. Centrica's share of the development program is estimated at approximately £60 million.

Under the agreements, Centrica is to acquire a 33.33 per cent interest in the UK side of the Statfjord oil and gas field (the Statfjord field is located in both UK and Norwegian waters) and a 50 per cent interest in the Orwell gas field (located in the Southern North Sea).

The agreements are conditional upon the pre-emption rights of the field co-owners and DTI approval, with completion expected in March/April 2004.

Gas from the Orwell field is uncontracted and would add approximately 160 million therms of gas to Centrica's portfolio, being delivered to Bacton via the Thames field (Centrica owns 10 per cent of Thames and has a 23.15 per cent interest in the Hewett Bacton terminal).

Gas from the Statfjord field is uncontracted, being delivered to the St Fergus terminal and would add 120 million therms of gas and nine million barrels of oil to Centrica's portfolio.

In addition and subject to partner approval, the planned capital expenditure program between 2005-2007 is designed to maximise gas production from the Statfjord field over the following 10 years, increasing the level of recoverable gas reserves by more than five times as well as enhancing the ultimate level of recoverable oil reserves.

Jake Ulrich, Managing Director of Centrica Energy Management Group said: "This agreement is in keeping with our upstream assets strategy, building on our portfolio of gas producing assets and medium term field development opportunities. The associated oil production will provide us with both a valuable hedge and a revenue stream."

Enquiries:

Centrica investor relations	01753 494900
Centrica media relations	01753 494085